SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a–16 OR 15d–16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 001-33178

MELCO CROWN ENTERTAINMENT LIMITED

36th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20–F or Form 40–F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3–2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b):

82-  N/A

MELCO CROWN ENTERTAINMENT LIMITED

Form 6–K

Explanatory Note

Signature

Exhibit 99.1 – Condensed Consolidated Financial Statements and Reconciliation

Explanatory Note

This 6-K serves to provide holders of MCE Finance Limited’s US$600,000,000 10.25% senior notes due 2018 (the “Senior Notes”) with MCE Finance Limited’s unaudited condensed financial statements, on a consolidated basis, in respect of the second fiscal quarter of the fiscal year ending 2012, pursuant to the terms of the indenture, dated May 17, 2010, in connection with the offering of the Senior Notes. MCE Finance Limited is a wholly-owned subsidiary of Melco Crown Entertainment Limited.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MELCO CROWN ENTERTAINMENT LIMITED

By:	/s/ Geoffrey Davis
Name: Geoffrey Davis, CFA
Title: Chief Financial Officer

Date: August 29, 2012